Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Skunk Brothers Spirits, Inc.
40 SW Cascade Avenue, Suite 45
Stevenson, WA 98648
https://skunkbrothersspirits.com/

Up to $3,930,808.00 in Common Stock at $2.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Skunk Brothers Spirits, Inc.
Address: 40 SW Cascade Avenue, Suite 45, Stevenson, WA 98648
State of Incorporation: WA
Date Incorporated: May 25, 2013

Terms:

Equity

Offering Minimum: $10,000.00 | 5,000 shares of Common Stock
Offering Maximum: $3,930,808.00 | 1,965,404 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.00
Minimum Investment Amount (per investor): $250.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Time-Based:</u>

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive additional 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares.

<u>Amount-Based:</u>

$250+ | Gimme a Shot!

Invest $250+ and you will be recognized on our customer appreciation page.

$500+ | Keep 'em Coming!

Invest $500+ and receive a code for 5% off in our tasting room or online store + Recognition on our customer appreciation page + a Challenge Coin. *

$1000+ | Liquid Courage

Invest $1,000+ and receive a code for 5% off in our tasting room or online store + Recognition on our customer appreciation page + 4 Skunk Brothers Coasters, 2 Cozies, a Skunk Brothers Patch, and Challenge Coin. *

$2500+ | I Don't Dance

Invest $2,500+ and receive a code for 10% off in our tasting room or online store + Recognition on our customer appreciation page + 4 Skunk Brothers Coasters, 2 Cozies, a Skunk Brothers Patch, Swag Bag, and Challenge Coin*

$5,000+ | Let's Dance!!

Invest $5,000+ and receive a code for 10% off in our tasting room or online store + Recognition on our customer appreciation page + A Skunk Brothers Hat, 4 Skunk Brothers Coasters, 2 Cozies, a Skunk Brothers Patch and Challenge Coin and Swag Bag*

$10,000+ | This Round's on Me!

Invest $10,000+ and receive 5% bonus shares + a code for 10% off in our tasting room or online store + A Skunk Brothers Hat, 4 Skunk Brothers Coasters, 2 Cozies, a Skunk Brothers Patch and Challenge Coin and Swag Bag*

$25,000+ | Shots, shots, shots, shots!!!

Invest $25,000+ and receive 10% bonus shares + A code for 10% off in our tasting room or online store + A Skunk Brothers Hat, 4 Skunk Brothers Coasters, 2 Cozies, a Skunk Brothers Patch and Challenge Coin and Swag Bag*

$50,000+ | Maintaining the perfect Buzz!

Invest $50,000+ and receive 15% bonus shares + A code for 10% off in our tasting room or online store + A Skunk Brothers Hat, 4 Skunk Brothers Coasters, 2 Cozies, a Skunk Brothers Patch and Challenge Coin and Swag Bag*

Note These store discounts will not stack with old ones from the previous raise. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Skunk Brothers will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.00 / share, you will receive 110 shares, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Established in 2013, Skunk Brothers is a grain-to-glass craft distillery producing authentic artisanal spirits in Stevenson, Washington. We make award-winning whiskeys, brandies, liqueurs, gins, and cordials on the banks of the Columbia River, just outside the Portland metro area. Our products are made from locally grown, natural ingredients. Each batch is made by hand in Washington State using sustainable and environmentally friendly processes.

We are a small, family-owned business with roots in our grandfather's Prohibition-era moonshine activities. We honor our heritage by blending old-fashioned, traditional techniques with modern processes. We feel this sets us apart in the industry and plays a vital role in building our loyal customer base. Even as we expand and our distribution increases, customers still travel hundreds of miles to visit our tasting room in the scenic Columbia Gorge, the windsurfing capital of the world.

Initially, most of our sales came from the Tasting Room. Now we are moving into multiple states and venues with outside sales and distribution. We are expanding our aged spirits program as well as year-round production of our core line of products for national distribution. Even as we continue to grow, however, we will always have seasonal and specialty products that are available only in the tasting room.

Competitors and Industry

The craft distilling industry is experiencing a boom similar to the growth of craft wine and beer in previous decades. As laws and fees governing the licensing of distilleries have relaxed, more and more people have entered the market. Since Covid-19, however, many of the craft spirit producers have gone out of business, resulting in empty shelf space at retailers.

At the same time, consumers are becoming more educated on the process of spirits manufacturing. Many "craft" distilleries purchase and rebrand spirits from bulk manufacturers in the Midwest and West Coast. Consumers have begun to realize they are being charged premium prices for bulk products and they have started to take a lesser view of those producers. Now those craft spirits fans are left without product, putting us in an excellent market position.

We believe that consumers are migrating towards grain-to-glass and terroir producers such as Skunk Brothers Spirits, while big-brand producers are struggling to catch up with these trends by acquiring smaller brands and distilleries. Spirits sales are expected to skyrocket in the next ten years as a new generation of consumers enters the market. These drinkers are developing more refined palates for bourbon, American single malt, rye whiskies, and fruit-based brandies. As a result, nearly every manufacturer in the U.S. is pouring billions of dollars into scaling up production in all spirits types. The bourbon industry alone is expected to smash through the sales records of the early 1980s, the "glory days" of bourbon. Skunk Brothers is in the perfect position to increase distribution. We have seven years of steady growth in our region and we have developed a loyal following by providing excellent products, an enjoyable experience in our destination Tasting Room, and continued expansion.

Current Stage and Roadmap

Skunk Brothers has become a fully realized business with 6 years of experience in the industry. We have a firm grasp of the market, we have excellent brand loyalty, and we have saturated our local area, all with a limited outside sales force! Instead, we make personal visits to restaurants, bars, and events. We provide tastings of our products with the distillers right there to answer questions directly to the customers. In past years, 90% of our sales came from the tasting room only, the rest being through special orders to the state of Oregon (OLCC) and larger companies such as Total Wine and More, and New Seasons Markets. Now we are experiencing growth in web-based purchasing.

Tourists in Stevenson come to our tasting room and try our products, then go home and order from our website as they run low on products or they get friends and family interested in our hand-crafted products. We are currently producing five products monthly (Bourbon, Apple Pie Brandy, Moonshine Corn Whiskey, and Cinnamon Corn Whiskey) as well as 8 and counting seasonal Brandies and liqueurs from locally grown produce.

We are currently producing five products year-round (Whiskey Road Straight Bourbon, Smoke Jumper Bourbon, Apple Pie Brandy, Corn Whiskey, and Cinnamon Corn Whiskey) as well as four rotating seasonal liqueurs from locally grown produce. Skunk Brothers is happy to announce that our sales for 2020 more than doubled despite the Covid-19 lockdowns. We have increased production of our Smoke Jumper Bourbon year-round and have officially launched our Whiskey Road Straight Bourbon. While streamlining our core products, our master distiller has created many new and exciting products, including a honey moonshine whiskey we call Viking Lightning and our Honey Pear Cordial, which sold out in a few months. We have newly released our Peach Cordial for the spring and plan our Sweet 45 Cherry Cordial this summer

Our immediate plans include capitalizing on the modernization and expansion of our facilities. We are also exploring the possibility of expanding into a second bonded space or potentially a space of our own and we can easily double the production capacity to meet the demand of our market.

Second, the goal is to build inventory to have stock on hand to meet the demand anticipated with new distribution channels that Skunk Brothers is opening. The inventory will enable the shipment of Skunk products quickly so these channels can scale rapidly. This would be done by the end of Q2, 2021.

Finally, management needs to bring on more professional sales and marketing support to help build the brand in new states, such as California, Colorado, and Texas, to name a few. Management believes this will be also in Q3, 2021. This will enable Skunk Brothers to attend and show their product at regional competitions and trade shows.

The Team

Officers and Directors

Name: Scott Donoho

Scott Donoho's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Owner, Director, Founder, CEO/CFO/CCO/CTO
  Dates of Service: May 13, 2013 - Present
  Responsibilities: Supervision of the corporation and it's property, business and affairs. Chairperson of the board. Currently not taking a salary, $8,000 per month once profitibility is met.

Other business experience in the past three years:

- **Employer:** Portland Air Base Fire Department
  Title: Captain
  Dates of Service: October 15, 2011 - Present
  Responsibilities: Shift leader, department manager

Name: Daniel I. Donoho

Daniel I. Donoho 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vice-President
  Dates of Service: November 01, 2017 - Present
  Responsibilities: Oversees distillery operations

Name: Glenn J. Smith

Glenn J. Smith's current primary role is with Oswego Financial Services. Glenn J. Smith currently services 28 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Financial Advisor
  Dates of Service: November 01, 2018 - Present

Responsibilities: Assisting with financial planning

Other business experience in the past three years:

- **Employer:** Oswego Financial Services
  Title: Managing Director
  Dates of Service: September 11, 2014 - Present
  Responsibilities: Managing Director

Other business experience in the past three years:

- **Employer:** Portland Venture Group
  Title: CEO
  Dates of Service: August 01, 1992 - Present
  Responsibilities: CEO

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company also referred to as "we", "us", "our", or "Company" involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to

provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $XXXXXXX in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will

choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them and you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the other secured creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority

holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed products. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Skunk Brothers Spirits was formed on May 25, 2013. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Skunk Brothers Spirits has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Skunk Brothers Spirits is a good idea, that the team will be able to successfully market, and sell the product, that we can price our products right and sell them to enough peoples so that the Company will succeed. Further, we have not yet generated a positive cash flow and there is no assurance that we will ever be profitable.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sub-license, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

COVID-19 Risks
Know that COVID-19 makes the rest of the 2021 year income very hard to forecast we are still having a terrific year so far making hand sanitizer.

Your investment could illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company's plan is to be

acquired by an existing player in the cycling or fitness industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Although an initial public offering is a potential path for the Company, it is not likely. 14 Similarly, we do not expect to issue dividends to investors, even if we are in the position to do so. Instead, we intend to re-invest profits back into the Company in an effort to drive growth. As a result, the most likely path to making a positive return on your investment is through a successful sale of the business. Even if we achieve our revenue plans, it is possible that market conditions will lead us to conclude that a sale is not viable, not in the best interest of the shareholders at that time, or inappropriate for any number of reasons. Because your return on this investment is likely tied to the sale of the Company, there are a wide range of factors that will impact the value of your investment that are out of our control, including, but not limited to, the selling environment, the number of interested purchasers, the perceived value of our brand and our intellectual property, comparable recent sales in our industry and other industries, the projected performance of the cycling and fitness categories at the time of the sale, the cost of capital, and the perceived synergies between our Company and the acquirer.

Taxes
The Company has reviewed its tax filings for the previous years and the filings did not reflect the actual financial situation of the company for those years. The Company is currently working on assessing this matter and will file amendments to correct the tax filings for the previous years.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Scott Donoho	3,337,500	Common Stock	55.3

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,965,404 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 6,025,804 outstanding.

Voting Rights

One vote per share.

Material Rights

The total number of outstanding shares on a fully diluted basis 6,025,804 shares, which includes 5,579,858 shares of common stock and 445,946 outstanding common stock warrants and options.

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the

Common Stock.

** Please also refer to Skunk Brothers' bylaws attached as Exhibit F.*

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 4,500,000
  Use of proceeds: On November 25, 2019, the company underwent a stock split of 37.5 to 1, where the 120,000 shares of Common Stock then outstanding were split to make bring the total number of issued shares to 4,500,000.
  Date: November 25, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.01
  Number of Securities Sold: 45,000
  Use of proceeds: Business operations.
  Date: November 18, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $0.01
  Use of proceeds: Business Operations
  Date: November 01, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.01
  Number of Securities Sold: 11,000
  Use of proceeds: Business operations
  Date: January 01, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.01
  Number of Securities Sold: 44,000
  Use of proceeds: Business operations
  Date: November 01, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity

Final amount sold: $0.01
Number of Securities Sold: 11,000
Use of proceeds: Business operations
Date: January 01, 2019
Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.01
  Number of Securities Sold: 11,000
  Use of proceeds: Business operations
  Date: January 22, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.01
  Number of Securities Sold: 10,000
  Use of proceeds: Business operations
  Date: May 01, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.01
  Number of Securities Sold: 10,000
  Use of proceeds: Business operations
  Date: May 01, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.01
  Number of Securities Sold: 44,000
  Use of proceeds: Business operations
  Date: November 01, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $1,069,192.00
  Number of Securities Sold: 1,079,858
  Use of proceeds: Expansion
  Date: December 22, 2019
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Results of Operations

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue

Net revenue for fiscal year 2020 was $217,646, nearly double as compared to fiscal year 2019 net revenue of $114,811. This continues a trend of nearly doubling our sales each year. As a result of the COVID-19 pandemic, we were forced to focus more on the local market and existing accounts. Skunk Brothers also pulled back from the initial plan to market more heavily to outside sales instead of adding a web-based store. During the emergency Skunk Brothers then switched to production of hand sanitizer to increase the traffic into the tasting room. ***Our focus on investing for growth resulted in Gross revenue declining to a negative $654,573. This investment in remodeling and upgrading equipment, hiring personnel to increase production, sales, marketing, procuring CF perk items and then shipping them all contributed to this temporary decline.*** Following the State and Federal lockdowns we were forced to shut down most operations due to COVID-19 restrictions. Management chose to spend the time during the lockdowns to purchase and install the equipment laid out in our CF use of funds using the funds brought in by Crowd Funding operations.

Gross Margins

2020 gross profit increased by $78,819 over 2019 gross profit and gross margins as a percentage of revenues from 32% in 2019 to 40% in 2020 due to reduction in cost of goods from adding a coolant water recycling system, professional grade fermentation tanks and hiring consultants to analyze our production process which allowed us to increase output while optimizing raw material consumption.

Cost of Sales

Overall cost of sales increased in 2020 as a result of implementing plan described in the Reg CF crowdfunding campaign use of funds. This included remodeling, purchasing or upgrading equipment, hiring personnel to increase production, sales and marketing, and then needing to shut down most operations due to COVID-19 restrictions imposed by State and Federal authorities. Despite this fact sales doubled once again in 2020, continuing the trend from 2019 and 2018.

Expenses

The Company's expenses consist of, among other things, employee wages, marketing and sales expenses, fees for professional services and patents, crowdfunding perk item expenses, fulfilment service and shipping expenses. In 2020 expenses temporarily and sharply increased by $790,788. ***Approximately $580,859 of this increase was due to increased personnel costs. With a focus on expanding distribution and sales the company hired 6 additional employees in 2020, 2 in sales, 2 in marketing and 2 in operations and 1 in financial services. In the fall of 2020, the lockdowns were still continuing with no sign of lifting. As a result, it was decided suspend some of these programs until COVID-19 restrictions were lifted.***

Historical results and cash flows:

Historical results reflect Skunk Brothers' artisan roots and hand-crafted products. Part of this process was in refining our ingredients and flavor profile with alternative product offerings. The company has grown from originally offering just 3 products to over 9 today. With this effort behind us, the company is in a position to grow rapidly around its most successful products. This will allow us to focus on improving margins, increasing distribution channels while improving operating cash flow. The spirits market is forecast to grow at a CAGR of 33% over the next 4 years.

The Company has managed its cash flow carefully and put working capital to work in areas in areas that generate new profitable revenue streams. The Barrel Club has been a consistent source of cash flow for the Company over the past 12 months and will be a source in the future. SBS needs to drive new cash flow streams and with the next raise, SBS will have the financial strength to capitalize on these opportunities.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Skunk Brothers has approximately $20,000 on hand with access to funds from investors and shareholders. We have also applied for SBA loans to include the Targeted SBA and PPP loans. Finally we have applied for the Washington State Department of Agriculture Relief and Recovery Grant for Craft Distilleries

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital

resources available?)

We are in a growth phase despite the restrictions of COVID. This money will help us continue to operate despite continued lockdowns and in the event that we are once again forced to close our tasting room and sales operations down for the pandemic, we will be able to continue to produce product and store it in barrels where it will accrue value. If we are unable to raise the funds we will still be able to operate, however with reduced personnel and at a reduced level of production.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

In the event that we are unable to raise funds we will continue to operate however, we will operate on a reduced scale with fewer people and at a lower production rate.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Historically the company has operated at Gross Sales levels of ½ to 1/3 of current levels and could do so again by reducing operating expenses. Without the funds from this campaign the company will grow much slower with operations restricted to breakeven cash flow levels. The company's fixed costs are approximately $26,000 per month and can be managed with our current sales inside and outside of our tasting room. Historically the founders have been willing to forego compensation to continue to build the company and are willing to do so again if necessary.

How long will you be able to operate the company if you raise your maximum funding goal?

With $4M of funds the company can continue to expand operations and distribution into new markets. If product demand grows faster than anticipated the company will need to raise additional capital or throttle sales back to manage cash flow accordingly. If product demand stagnates the company will need to reduce costs to manage cash flow requirements.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The company operates in an economically challenging region and may have access to economic development funds in the future. If the company decides to purchase its own facility it would be eligible for SBA and other government subsidized programs given its location and historic growth. The company is working on several strategic partnerships which could result in additional capital being invested in the company.

Indebtedness

- **Creditor:** Skamania County Economic Development Counsel
  Amount Owed: $102,000.00
  Interest Rate: 6.0%
  Maturity Date: June 01, 2025

- **Creditor:** Glenn Smith
  Amount Owed: $55,000.00
  Interest Rate: 6.0%
  Maturity Date: December 22, 2021

- **Creditor:** Sharlaina C. Kramer
  Amount Owed: $165,000.00
  Interest Rate: 6.0%
  Maturity Date: April 19, 2022

- **Creditor:** Doug Probstfeld
  Amount Owed: $139,000.00
  Interest Rate: 1.0%
  Maturity Date: May 23, 2023

- **Creditor:** Company Credit Card (VISA)
  Amount Owed: $20,000.00
  Interest Rate: 18.0%
  Maturity Date: January 23, 2025

Related Party Transactions

- **Name of Entity:** Glenn Smith
  Relationship to Company: Financial Advisor
  Nature / amount of interest in the transaction: $55,000.00 owed with an interest rate of 6% and maturity date of 12/22/2021.
  Material Terms:

Valuation

Pre-Money Valuation: $12,051,608.00

Valuation Details:

** The Company set its valuation internally, without a formal-third party independent evaluation and the pre-money valuation has been calculated on a fully diluted basis. The total number of outstanding shares on a fully diluted basis is 6,025,804 shares, which includes 5,579,858 shares of common stock and 445,946 outstanding common stock warrants and options.*

In the spring of 2020, Skunk Brothers closed on a very successful campaign raising over $500,000 in net cash to fund its growth at a post-money valuation of $5.5M. With those funds, Skunk Brothers was able to accomplish a number of strategic initiatives that have significantly increased the value of the company such as:

New fermentation, mash, and hot liquor tanks along with operational changes have reduced production times from three weeks to four days. These changes have allowed Skunk Brothers to more than double its capacity.

A newly installed cooling system has significantly reduced our need for municipal water cutting utility costs by

A new specialized distillery-focused accounting system that provides for improved COGS, inventory costs, tracking of batches, and links that information directly into their accounting system.

Skunk Brothers was also able to pay off an economic development loan that was coming due in 6 months eliminating that debt service requirement.

In addition to the above the valuation is based on but not limited to the following factors;

The global craft spirits market size is expected to reach USD 80.43 billion by 2025 expanding at a CAGR of 33.4% according to Grand View Research. With whiskey being the most consumed variety of craft spirits. This represents a massive market where Skunk Brothers Spirits, Inc. is poised to be a major provider.

Although the future looks very bright Covid-19 crushed the craft distiller industry. Craft distillers have become an integral part of the communities in which they operate. In 2019 they directly employed over 15,000 people in the U.S. and their sales reached nearly $1.8 billion, representing a total retail value of almost $3.2 billion. Unfortunately, as part of the hospitality industry, craft distillers have been negatively impacted by COVID-19 closings, resulting in over $700 million in annualized lost sales for craft distillers (or 41% of total craft business) and almost 4,600 lost jobs. According to DISCUS (Craft Distillers: Covid-19 Impact August 2020)

Many of these craft distilleries will not return opening up opportunities for the better-financed firms like Skunk Brothers with low operating costs to step in and capture some of this market opportunity.

In 2020 Skunk Brothers pivoted due to Covid-19 and invested in selling products online. The company now sells into over 30 states around the country and is in the process of adding more on a regular basis. In addition, the company experienced an increase in tasting room sales in spite of local lockdowns. Skunk Brothers has also added additional sales staff that has been focused on building relationships with distributors that will be invaluable once the economy reopens.

The possession of local and trusted relationships for marketing the Skunk brand, and strategic assets and to leverage the branding, and quality product to fulfill that market.

One of Skunk Brothers advisors is the founder of Eastside Distilling (www.eastsidedistilling.com), a publicly traded distillery in the Pacific Northwest, that he grew from zero to over $4million in annual revenue.

The intellectual property and recipes of the company have been painstakingly developed over the last 5 years. These are secrets of the Company and highly valued property since this differentiates Skunk Brothers from other craft distillers.

Over the past 12 months, Skunk Brothers has established a number of strategic relationships.

Patriot Paws is a Non-Profit Organization that we donate to. The mission of Patriot PAWS is to train and provide service dogs of the highest quality at no cost to disabled American veterans and others with mobile disabilities in order to help restore their physical and emotional independence. Patriot PAWS intends to build partnerships with state and community organizations to help develop and support this goal.

Skunk Brothers also is working with a partner that specializes in the rapid aging of whiskey through proprietary technology which reduces the time to produce and age their bourbon from a minimum of 24 months to three months or less. This partnership also has the potential to add new distribution channels to the Skunk Brothers product line.

Overwhelmingly positive product feedback from spirit industry professional mixologists and influencers. Most recently Skunk Brothers came in first place receiving the Century Award from Food and Beverage Magazine for their new innovative blueberry cordial product. In addition, Smoke Jumper and Apple Pie both won Golds. And finally, all their labels won awards as well. This success resulted in a dramatic increase in demand for the Blueberry Cordial which has sold out multiple times already. They literally can’t keep it on the shelf.

Operational improvements mentioned above have resulted in contribution margins improving from 59% to 66%.

To date, the company has invested over $139,901. in equipment and inventory. Including:

10 barrel, 320-gallon distillation plant

100-gallon finishing still

15 Barrel brewhouse equipment

Finally, Skunk Brothers has a stellar team of professionals running the organization. Along with advisors having decades of entrepreneurial experience.

Scott Donoho is the founder and has been running Skunk Brothers for over 6 years creating new and unique products based on old family moonshine recipes.

Lenny Gotter is an Advisor. He founded Eastside Distilling and was the CEO from 2008 to 2014 when the company was the first craft distillery to go public on NASDAQ symbol EAST. During his tenure, he created more than a dozen award-winning brands and flavor profiles all the while aggressively driving business growth. He stayed on as Director until 2016 when he started working as an independent consultant. Since then he has worked on acquisitions, product development, and sales growth in the craft spirits space. Judging in a number of spirits competitions, he also runs his own tasting group, Portland Whiskey Club

Glenn Smith is a Financial Advisor. Mr. Smith is a seasoned executive with over 25 years of experience in general management, strategic planning, finance, marketing, and business development. As founder of the Portland Venture Group, he has been involved in over a dozen different ventures as both an investor and in various CxO positions. His current focus has been on providing financing alternatives to clients, developing strategic partnerships, and identifying new investment opportunities for his clients. Early in his career, Mr. Smith worked for several Fortune 500 firms in both financial and marketing roles. Mr. Smith has been instrumental in the sale of several entrepreneurial companies resulting in significant returns to investors and founders. Smith has advanced degrees in both engineering and business from UC Berkeley. He is a chartered financial analyst and a licensed professional engineer.

Accordingly, the Management, Founders, and Advisors consider the pre-money valuation of $12,051,608 reasonable.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  80.0%
  Funding to be set aside for marketing and sales materials and ad space in traditional and online marketing ad programs.

- *Research alternative funding options*
  16.5%
  Research and develop plan for alternative funding options. This could include

revamping the CF or seeking out SBA or other loans. Funds would be used for salaries of individuals needed to research.

If we raise the over allotment amount of $3,930,808.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  20.0%
  A comprehensive marketing and sales plan will be developed for off premises sales in the West Coast and various states outside of our region. A team will be established to accomplish these goals and funding will be set aside for marketing and sales materials, ad space, and online and traditional marketing ads campaigns.

- *Company Employment*
  20.0%
  Distillery operations personnel, sales, marketing and adminstration personnel to be hired immediately at wages intended to bring in an experienced crew. Wages to be commensurate with training and position. Full time personnel to be offered insurance and benefits to ensure they stay on with the company as we grow.

- *Operations*
  10.0%
  Funds to be used for regular maintenance and of existing equipment, purchase or replacement of worn capital equipment items and add labor saving devices to reduce cost of goods.

- *Working Capital*
  40.0%
  Working capital potentially to be used to establish second location or move into larger facility and cover costs related. Pay off debt, legal and consulting fees, establish emergency fund for continued operations during unexpected slowdowns

- *Inventory*
  6.5%
  Continue to build and maintain an inventory of raw materials for production and finsished goods for distribution.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://skunkbrothersspirits.com/ (www.skunkbrothersspirits.com/annual-report).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/skunk-brothers

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Skunk Brothers Spirits, Inc.

[See attached]

SKUNK BROTHERS SPIRITS, INC.

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

Page

INDEPENDENT ACCOUNTANT'S REPORT 1

FINANCIAL STATEMENTS:

Balance Sheets 2

Statements of Operations 3

Statements of Changes in Stockholders' Equity 4

Statements of Cash Flows 5

Notes to Financial Statements 6

INDEPENDENT ACCOUNTANT'S REPORT

To the Board of Directors of
Skunk Brothers Spirts, Inc.
Stevenson, Washington

Opinion

We have audited the financial statements of Skunk Brothers Spirts, Inc., which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Skunk Brothers Spirts, Inc as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Skunk Brothers Spirts, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Skunk Brothers Spirts, Inc's ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2020.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Skunk Brothers Spirts, Inc.'s internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Skunk Brothers Spirts, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 22, 2021

Los Angeles, California

BALANCE SHEETS

As of December 31,	2020	2019
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 46,419	$ 1,285
Accounts receivable	379	-
Inventories, net	95,768	41,257
Deferred offering costs	-	94,878
Total current assets	**142,566**	**137,420**
Property and equipment, net	129,131	72,396
Total assets	**271,697**	**209,816**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable and accrued expenses	172,744	122,801
Deferred revenue	116,250	105,250
Loans payable, current portion	257,950	100,000
Total current liabilities	**546,944**	**328,051**
Loans payable	138,671	236,632
Total liabilities	**685,615**	**564,683**
STOCKHOLDERS' EQUITY		
Common stock	558	450
Additional paid-in capital	835,419	240,005
Retained earnings/(accumulated deficit)	(1,249,895)	(595,322)
Total stockholders' equity	**(413,918)**	**(354,867)**
Total liabilities and stockholders' equity	**$ 271,697**	**$ 209,816**

See accompanying notes to financial statements.

SKUNK BROTHERS SPIRITS, INC.
STATEMENTS OF OPERATIONS

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars, except per share data)				
Net revenue	$	217,646	$	114,811
Cost of goods sold		70,745		46,729
Gross profit		146,901		68,082
Operating expenses				
General and administrative		589,497		205,054
Sales and marketing		201,291		4,875
Total operating expenses		790,788		209,929
Operating income/(loss)		(643,887)		(141,847)
Interest expense		(10,686)		(10,664)
Income/(Loss) before provision for income taxes		(654,573)		(152,511)
Provision/(Benefit) for income taxes		-		-
Net loss	**$**	**(654,573)**	**$**	**(152,511)**

See accompanying notes to financial statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For Fiscal Year Ended December 31, 2020 and 2019

(USD $ in Dollars, except per share data)

(in thousands, $US)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
Balance—December 31, 2018	**4,500,000**	**$ 450**	**$ 240,005**	**$ (442,811)**	**$ (202,356)**
Net loss	-	-	-	(152,511)	(152,511)
Balance—December 31, 2019	**4,500,000**	**$ 450**	**$ 240,005**	**$ (595,322)**	**$ (354,867)**
Issuance of common stock, net of issuance costs	1,079,858	108	595,414	-	595,522
Net income/(loss)	-	-	-	(654,573)	(654,573)
Balance—December 31, 2020	**5,579,858**	**$ 558**	**$ 835,419**	**$ (1,249,895)**	**$ (413,918)**

See accompanying notes to financial statements.

STATEMENTS OF CASH FLOWS

For Fiscal Year Ended December 31,	2020	2019
(USD $ in Dollars, except per share data)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net loss	$ (654,573)	$ (152,511)
Adjustments to reconcile net loss to net cash provided/(used) by operating activities:		
Depreciation	42,201	34,828
Changes in operating assets and liabilities:		
Accounts receivable	(379)	-
Inventories	(54,510)	(30,071)
Accounts payable and accrued expenses	49,943	81,126
Deferred revenue	11,000	85,250
Net cash provided/(used) by operating activities	**(606,319)**	**18,622**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(98,936)	(11,400)
Net cash provided/(used) in investing activities	**(98,936)**	**(11,400)**
CASH FLOW FROM FINANCING ACTIVITIES		
Borrowings on loans payable	195,350	102,297
Repayments of notes payable	(135,361)	(17,250)
Issuance of common stock, net of issuance costs	595,522	-
Deferred offering costs	94,878	(94,878)
Net cash provided/(used) by financing activities	**750,389**	**(9,831)**
Change in cash	45,134	(2,609)
Cash—beginning of year	1,285	3,894
Cash—end of year	**$ 46,419**	**$ 1,285**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ -	$ -
Cash paid during the year for income taxes	$ -	$ -

See accompanying notes to financial statements.

All amounts in these Notes are expressed in United States dollars ("$" or "US$"), unless otherwise indicated.

1. NATURE OF OPERATIONS

Skunk Brothers Spirits, Inc. was formed on May 26, 2013 ("Inception") in the State of WA. The financial statements of Skunk Brothers Spirits, Inc (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Stevenson, Washington.

Skunk Brothers Spirit, Inc. is a true craft distillery, fine-tuning and hand-crafting our distilled spirits from local ingredients. We produce high quality Moonshine Corn Whiskey, Apple Pie Brandy, and Cinnamon Corn Whiskey. We are barrel-aging single malt and bourbon and have plans in the near future to produce gin, vodka, and some exciting seasonal fruit brandies and cordials

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock Split

In 2019, the Company effected a 37.50-for-1 forward stock split of its issued and outstanding shares. Accordingly, all share and per share amounts for all periods presented in the accompanying financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy. For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement.

Inventories

Inventory consists of merchandise and is stated at cost. Cost includes the acquisition cost of purchased goods and is determined using the first-in, first-out ("FIFO") method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Equipment	5-7 years
Condensate Piping System	5-7 years

Income Taxes

Skunk Brothers Spirits, Inc is an S corporation for income tax purposes. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed tax returns from inception through 2019 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Revenue from the sale of alcohol when the goods have been shipped (for wholesale and online customers) or delivered to the customer (tasting room sales) the Company has satisfied its performance obligation. Revenue from the sale of merchandise is recognized when both the payment is tendered and the inventory is available for shipment to the customer.

Operating Leases

Operating leases relate to warehouse space, and office space, which generally contain rent escalation clauses, rent holidays, and contingent rent provisions. Rent expense for operating leases is recognized on a straight-line basis over the term of the lease, which is generally four to five years based on the initial lease term, plus first renewal option periods that are reasonably assured.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 22, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3. INVENTORY

Inventory was comprised of the following items:

As of December 31,	**2020**	**2019**
Finished goods	$ 16,778	$ 14,557
Raw materials	78,990	26,700
Inventories, net	**$ 95,768**	**$ 41,257**

4. PROPERTY AND EQUIPMENT, NET

As of December 31, 2020 and 2019, property and equipment, net consist of:

As of December 31,	2020	2019
Furniture, machiney and equipment	$ 308,574	$ 209,638
Condensate piping system	36,907	36,907
Property and Equipment, at Cost	345,481	246,545
Less: Accumulated depreciation	(216,350)	(174,150)
Property and Equipment, Net	**$ 129,131**	**$ 72,396**

Depreciation expense for property and equipment for the years ended December 31, 2020 and 2019 amounted to $42,201 and $34,828, respectively.

5. DEBT

Loans Payable

MCEDD

On May 20, 2014, the company entered a promissory note agreement with MID-Columbia Economic Development District (MCEDD) in the amount of $139,000. The monthly payment is $1,700.00 and has an annual interest rate of 7.75%. The note is unsecured.

The outstanding balance of the loan was fully repaid in April 2020. As of December 31, 2020 and 2019, the balance was $0 and $125,192, respectively.

Skamania

On November 14, 2013, the company entered a loan agreement with Skamania Economic Development Council (SEDC) in the amount of $139,000. The note matures in 84 months from that date, or December 15, 2020. The loan has an interest rate of 7% and the first 12 monthly payments are interest only followed by 72 monthly payments of $1,600. In 2020 the Company modified the loan and the maturity date was extended to April 2025. The outstanding balance of the loan as of December 31, 2020 and 2019 was $101,271 and $111,440, respectively.

Other

During 2019 and 2019, a private individual advanced the Company several loans with no defined maturity date or interest. As of December 31, 2020, the outstanding balance of the loan was $257,950 and $100,000 respectively.

SBA PPP Loan

In April 2020, the Company entered into a loan with a lender in an aggregate principal amount of 37,400 pursuant to the Paycheck Protection Program ("PPP") under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The PPP Loan is evidenced by a promissory note ("Note"). Subject to the terms of the Note, the PPP Loan bears interest at a fixed rate of one percent (1%) per annum, with the first six months of interest deferred, has an initial term of two years, and is unsecured and guaranteed by the Small Business Administration. The Company may apply to the Lender for forgiveness of the PPP Loan, with the amount which may be forgiven equal to the sum of payroll costs, covered rent, and covered utility payments incurred by the Company during the applicable forgiveness period, calculated in accordance with the terms of the CARES Act. The loan proceeds were used for payroll and other covered payments and is expected to be forgiven in 2021 based on current information available; however, formal forgiveness has not yet occurred as of the date of these financial statements.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company amended its Article of Incorporation on September 1, 2019 to its increase authorized shares to 10,000,000 shares.

In 2020, the Company issued 1,079,858 shares of common stock pursuant to a Regulation CF offering at a price of $1.00 per share.

As of December 31, 2020 and 2019, the Company had 1,199,858 and 120,000 shares of common stock, respectively.

Stock Options

On December 31, 2020, the Company granted an option to purchase 1,001,250 shares of common stock with an exercise price of $1.00 per share. The fair value of the granted options was approximately $460,000. This unrecognized compensation cost will be recognized over the requisite service period, which is expected to be 4 years.

7. COMMITMENTS AND CONTINGENCIES

Operating Leases

On November 18, 2013, the company entered a lease agreement with Port of Skamania County, a municipal corporation of the state of Washington for a commercial and professional building. The lease commenced on December 1, 2013 and ended on October 31, 2018. Currently, it is paid month to month until the extension terms are finalized by both parties. Rent expense was $41,998 and $45,556 for the years ended December 31, 2020 and 2019, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 22, 2021, the date the financial statements were available to be issued. No subsequent events have been noted.

9. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred losses from operations and has an accumulated deficit of $1,249,895 as of December 31, 2020.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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Skunk Brothers Spirits Inc.

Get Skunk'd!



Website | Stevenson, WA | FOOD & BEVERAGE

High-quality grain-glass-spirits made right in the Columbia Gorge! We specialize in Peated Bourbon, 100% CornWhiskey "Moonshine" and Crowd Favorite "Cinnamon Moonshine" A traditional Apple Pie with our "Sweet Apple Pie Brandy" and award winning seasonal fruit cordials such as our "Blueberry Cinnamon Cordial" which recently received the Pr%f Spirits Awards "Century Award", a perfect 100 score!

$65,627 raised

$1,069,192 previously crowdfunded

98 Investors	$12.1M Valuation
$2.00 Price per Share	$250.00 Min. Investment
Common Shares Offered	Equity Offering Type
$3.93M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates [1] | Comments | Follow

Reasons to Invest

- The market is a looming giant: There is every reason to believe that craft liquor will continue to mirror or exceed the growth that craft beer and wine experienced in past decades.
- Skunk Brothers Spirits with their perfect authentic appeal for the craft spirits market, along with being a veteran family operated business with a history of old time moonshiners offers spirits in the true artisan tradition.
- The family-run distillery has organically accumulated a legion of dedicated customers who continue to make the journey back to their tasting room to get another taste of their favorite spirits. Despite the economic slowdown due to COVID-19 Skunk Brothers Spirits again doubled its sales from 2019.


SKUNK BROTHERS
SPIRITS

"Craft distillers with moonshine roots using local ingredients."

Skunk Brothers Spirits is run by a family of disabled veterans focused on locally sourced, quality distilled spirits. The Washington-based team is building on their grandfather's prohibition-era moonshine ideas to bring small-batch spirits to their loyal customer base.

Rewards

Get rewarded for investing more into Skunk Brothers Spirits Inc.:

$250+
Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

Early Bird Bonus
Invest within the first two weeks and receive an additional 10% bonus shares.

4 days 22 hours 16 mins 28 secs

$250+
Investment
Gimme a shot!
Invest $250+ and you will be recognized on our customer appreciation page.

$500+
Investment
Keep em' Coming!
Invest $500+ and receive a code for 5% off in our tasting room or online store + Recognition on our customer appreciation page + a Challenge Coin.*

$1,000+
Investment







THE PROBLEM

Most liquor is mass-produced and lacks an authentic identity

This is the era of the artisan, locally-crafted food and beverage. While the number of craft brewers is declining due to market saturation and brewers being acquired by the majors. The craft spirits industry on the other hand is surging forward and being praised for its innovation and unique products that are brought to market. With craft beer sales leveling or declining, as well as a host of other higher price point food trends like the faux meat craze, it's clear that consumers in this space are looking for quality goods produced by a team with noble values.


Consumers are looking for...
quality goods produced by a team with noble values
SKUNK BROTHERS SPIRITS

Despite this, the liquor market remains dominated by the likes of Jack Daniels and Jim Beam — both of which fail to deliver on any of these new tenants of the market in 2019-2020. Even some of the so-called craft spirits brands are just repackaging the same mass-produced liquor. (Source)

THE SOLUTION

Skunk Brothers Liquor is using Washington's natural ingredients to produce honest spirits

From our Moonshine Corn Whiskey to our Honey Pear Liqueur, all of our spirits are hand-made right here in Washington with locally sourced ingredients. We believe we already have all the best ingredients in our community, so we work with local farmers and suppliers to produce the highest quality spirits from scratch.

We're bringing all the elements that consumers have been sorely missing from the spirits industry — transparent sourcing, long-tested recipes and ever-evolving flavors.

Liquid Courage

Invest $1,000+ and receive a code for 5% off in our tasting room or online store + Recognition on our customer appreciation page + 4 Skunk Brothers Coasters, 2 Cozies, a Skunk Brothers Patch, and Challenge Coin.*

$2,500+

Investment

I Don't Dance

Invest $2,500+ and receive a code for 10% off in our tasting room or online store + Recognition on our customer appreciation page + 4 Skunk Brothers Coasters, 2 Cozies, a Skunk Brothers Patch, Swag Bag, and Challenge Coin*

$5,000+

Investment

Let's Dance!!

Invest $5,000+ and receive a code for 10% off in our tasting room or online store + Recognition on our customer appreciation page + A Skunk Brothers Hat, 4 Skunk Brothers Coasters, 2 Cozies, a Skunk Brothers Patch and Challenge Coin and Swag Bag*

$10,000+

Investment

This Round's on Me!

Invest $10,000+ and receive 5% bonus shares + a code for 10% off in our tasting room or online store + A Skunk Brothers Hat, 4 Skunk Brothers Coasters, 2 Cozies, a Skunk Brothers Patch and Challenge Coin and Swag Bag +

$25,000+

Investment

Shots, shots, shots, shots!!!

Invest $25,000+ and receive 10% bonus shares + A code for 10% off in our tasting room or online store + A Skunk Brothers Hat, 4 Skunk Brothers Coasters, 2 Cozies, a Skunk Brothers Patch and Challenge Coin and Swag Bag*

$50,000+

Investment

Maintaining the perfect Buzz!

Invest $50,000+ and receive 15% bonus shares + A code for 10% off in our tasting room or online store + A Skunk Brothers Hat, 4 Skunk Brothers Coasters, 2 Cozies, a Skunk Brothers Patch and Challenge Coin and Swag Bag* .


We're the Skunk Brothers
DSP-WA- 21050
Nordquist Family
BOURBON
SMOKEJUMPERS
BOURBON
WHISKEY
Natural
Ingredients
+
Family
Recipes
=
Fantastic
Flavor

THE MARKET

Craft spirits are gaining ground in an already flourishing market

The spirits market has shown excellent growth in recent years, maintaining a decade-long streak of expansion. As the overall market grows considerably, the craft spirits niche has been steadily eating away at the gains of their mass-produced competitors. From 2017 to 2018, U.S. craft spirits distilleries grew to 760+ in 2016, from only 60 in 2003, approximately 2,000 permits issued. (source: American Distilling Institute, Market Watch, Jan. 2016)

Craft is 1.7% of the total spirits market by case sales and was projected to hit 8% by 2020. (source: BNP Paribas, Market Watch Jan. 2016) Despite a slowdown due to COVID-19 the market is still poised to continue its upward trend. Due to the nature of their upmarket positioning, craft spirits are also out punching its weight in value. The total market share for spirits hit a record 35.4% in 2015 of a $24.1 Billion industry. (source: Distilled Spirits Council of the United States, Feb 2, 2016.)



OUR TRACTION

We've perfected our distilling process and have built a loyal following

We have increased efficiencies significantly since our last raise on StartEngine, resulting in a more than doubled potential output. Skunk Brothers has also built a solid reputation and is recognized as an industry leader that produces award-winning and innovative new spirits.

Award Winning Spirits



SmokeJumper Bourbon

90 Proof / 750 ml & 375 ml



Apple Pie Brandy

85 Proof / 750 ml & 375 ml



Blueberry Cinnamon Cordial

35 Proof / 375 ml

In 2019 we doubled our sales from 2018 with time to spare in our fiscal year. In 2019 we brought in $114,810.00 and this trend continued despite COVID-19 in 2020 and having our production floor shut down for nearly 5 months for expansion projects. During the COVID-19 slowdown, we took the opportunity to expand operations, and in 2020 we doubled our 2020 sales numbers at $217,646.


We Increased Our Sales
(Again)
Net Revenue:
$217,646
$114,810
2019
2020
Cost Of Goods Sold
2019: $46,729
2020: $70,745
Total Expenses
2019: $209,929
2020: $790,788
Gross Margins
2019: 59%
2020: 67%

Last year was a challenging year for small distillers like Skunk Brothers because covid shut down many of the venues that serve artisan whiskies. Skunk Brothers used this period to pivot and grow its internet sales while continuing to focus on its local tasting room sales. The result of these efforts was a 90% year-over-year increase in sales. At the same time sales cost increased from an anemic 2.3% of operating cost to an industry-standard 25% of operating costs in 2020.

In addition, the company was able to increase Gross Margins by 14% from 59% in 2019 to 67% in 2020. This was the result of capital investments in more efficient equipment and retaining specialists to improve operational workflows.

We are now able to produce 60 gallons per day in our 320 gallon still and 100 gallon finishing still and have recently begun expanding from our beloved whiskey to gin, brandy and cordials.

Thanks to our superb location in Columbia River Gorge, a tourist hotspot full of natural beauty tucked away on the border between Washington and Oregon, we've built relationships with many of our customers who come back year after year to enjoy a visit to our tasting room.


DISTILLERY
TASTING
ROOM

Now that the bars and restaurants are opening, the market is once again surging, and Skunk Brothers is ideally positioned to capitalize on the growth!

WHAT WE DO

Grain to glass craft spirits

We take the finest ingredients from all around Columbia River Gorge, Washington and Oregon and distill spirits that make taste-testers swoon. We distill all of our products in-house at our distillery in Washington — never repackaging other manufacturer's spirits.

Each season we take the freshest fruit from our community and use them in our seasonal cordials; these liqueurs are a big hit and we struggle to keep up with demand.

Our "sweet" liquors can be sold fresh (without aging), our Smoke Jumper Bourbon is a hit with rapid aging and at the same time we've been steadily producing whiskey to age, stowed away in barrels to naturally enhance the flavor.



We are constantly evolving to align with trends in the industry. Of the 7 most recognized whiskey trends listed in 2020, we meet almost all of them.

We have gained experience and tried new things, including experimenting with younger whiskies. Our Whiskey Road and Smoke Jumper Whiskeys have been recognized for taste and quality. We are also finding success in experimentation with oak and aging processes, and our whiskey blends are seeing tremendous growth. Retailers are also able to visit our distillery and pick and choose the liquor they want on their shelves.




Peach
CORDIAL



With the economic impact of COVID-19 forcing all the major spirits manufacturers to delay releasing new products until 2022 coupled with consumers' desire to get out and try new experiences gives small producers a unique marketing opportunity in 2021. Distilleries have to produce high quality products that are unique and stand out. We believe we have that uniqueness and we've seen that people love what we are doing.



"Authenticity, stories, uniqueness — these are what help brands stand out on today's overcrowded shelves."

THE BUSINESS MODEL

Sales have come almost entirely from our distillery tasting room but now we are expanding into new markets

We are currently selling almost exclusively from our tasting room, with supplementary revenue coming from online ordering and limited local distribution. With just these three sales channels and no outside marketing, we more than doubled our sales each year.


Our Sales Channels
Tasting Room
Online Sales
Local Distrubtion

With the proceeds from this raise and with the end of COVID-19 lockdowns, we plan to expand our online store and add additional marketing channels of advertising, online marketing. We have already added local and regional sales personnel as well as distillery personnel to successfully reach our production and sales goals for 2021 and 2022. In fact, in the first quarter of 2021, we have added 2 more products to our Oregon and Total Wine and More inventory with an additional 2 on the way. In Oregon, we have sold more cases to Oregon stores in this first quarter than we did all of 2019 or 2020.

HOW WE ARE DIFFERENT

We capture the taste of the Pacific Northwest in every batch

We are one of only two craft distilleries in the region, and have ingrained our company as a staple of the community. Our customers love coming into our tasting room and sitting down with the family owners and operators of the business.


APPLE PIE





Our local ingredients assure that our product reflects the seasons and tastes of the northwest. That's an intangible aspect that mass-produced spirits will never be able to emulate.



THE VISION

We will become the powerhouse of northwest craft spirits

In the past five years, we have focused on our community, building relationships with farmers and growers in the area, and cementing our brand as a trustworthy source of superb spirits. Now, we're ready for the next steps and that means we want to fund a sales and marketing department to bring our unique flavors to a wider audience.


SKUNK BROTHERS





We have removed the bottlenecks we had in our production, we can now brew 1500 gallons of mash per week and will be able to double that output by mid summer, and we can now keep our stills running 7 days a week and will be able to expand distillation with this new rais. That means we want to fund a sales and marketing department to bring our unique flavors to a wider audience.

We want to continue expanding our product line, incorporating age-accelerated whiskey into our repertoire — as well as a bevy of other exciting offerings.

These investments will allow our brand to grow well beyond the Columbia River Gorge market and buck the seasonality of the tourism market

OUR TEAM

Moonshine is in our blood

We're the Donoho family. We're a family of veterans — who have served from WW2 to Operation Enduring Freedom and — we continue to serve. We are all ecstatic to be able to give back to the veterans and first responders community through various charity events. and we are all ecstatic to be able to give back to the veterans and first responders community through various charity events. Last year we gave 10 cents of every bottle sold to Patriot Paws. An outstanding organization helping veterans assimilate back into society with companion dogs for support. This year we will also be giving to Smoke Jumpers Association non-profit.



We grew up hearing stories about Grandpa Donoho, who hustled his way through prohibition and the Great Depression by slinging moonshine to locals to feed his family.

Today we carry on his tradition and hope to do him proud one bottle of whiskey at a time.



WHY INVEST

The craft spirits market is thriving and you have a chance to get a piece of it

Skunk Brothers Spirits has already demonstrated we can sell our products with the best of ‘em. Without any sophisticated marketing or sales-team we’ve been able to attract fans from all over the country — simply thanks to our superior liquor.

So far, we have had to play defense, with demand peaking and our facilities unable to catch up.

By investing in improving operational efficiency, and expanding our sales and marketing organization, there’s no telling how fast we can grow.
We’re confident, not just because the numbers are in our favor, but because there’s something magical that happens when someone tastes our craft spirits. So, join us, and be part of the Skunk Brothers family as we get our craft distilled spirits out into the world. For us it is a labor of love that we know you will enjoy being part of.

Meet Our Team





Scott Donoho

Owner/Distiller

Owner of Skunk Brothers and Head Distiller. U.S. Air Force and U.S. Air National Guard Veteran (MSgt Ret.) Fire Fighter. Fire Captain for the Oregon Military Department with 20 years in service. Un-apologetic Stillbilly with A.D.D. for making booze.

Dan "Skunk" Donoho

Head of Tasting Room Sales and Asst. Distiller

This is our Pops! We named the distillery after him an account of his antics. One time he was sent to get the dog in from out in the snow and tangled with a skunk instead. He wound up on the losing end of that deal, but he did aquire a shiny new nickname and a healthy respect for nature. In his own words- "Tomato juice doesn't work. Don't even bother." He is the life our the party in our tasting room and took over as an owner and head buttsaver in 2016.

-Full time at Skunk Brothers





Glenn J. Smith

Financial Advisor

Mr. Smith is a seasoned executive with over 25 years of experience in general management, strategic planning, finance, marketing and business development. As founder of the Portland Venture Group and Oswego Financial Services, he has been involved in over a dozen different ventures as both an investor and in various CxO positions. His current focus has been on providing financing alternatives to clients, developing strategic partnerships, and identifying new investment opportunities for his clients. Early in his career, Mr. Smith worked for several Fortune 500 firms in both financial and marketing roles. Mr. Smith has been instrumental in the sale of several entrepreneurial companies resulting in significant returns to investors and founders. Smith has advanced degrees in both engineering and business from UC Berkeley. He is a chartered financial analyst and a licensed professional engineer. Glenn works with Skunk Brothers as a part-time contractor as our Financial Advisor more than 28 hours per week.

Lenny Gotter

Consultant / Advisor

Lenny Gotter founded Eastside Distilling and was the CEO from 2008 to 2014 when the company was the first craft distillery to go public on NASDAQ symbol EAST. During his tenure, he created more than a dozen award-winning brands and flavor profiles all the while aggressively driving business growth. He stayed on as director until 2016 when he started working as an independent consultant. Since then he has judged in a number of spirits competitions and worked with a number of craft distilleries.

Lenny works ten hours per week for Skunk Brothers Spirits.

Offering Summary

Company :	Skunk Brothers Spirits, Inc.
Corporate Address :	40 SW Cascade Avenue, Suite 45, Stevenson, WA 98648
Offering Minimum :	$10,000.00
Offering Maximum :	$3,930,808.00
Minimum Investment Amount (per investor) :	$250.00

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	5,000
Maximum Number of Shares Offered	:	1,965,404
Price per Share	:	$2.00
Pre-Money Valuation	:	$12,051,608.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive additional 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares.

Amount-Based:

$250+ | Gimme a Shot!

Invest $250+ and you will be recognized on our customer appreciation page.

$500+ | Keep 'em Coming!

Invest $500+ and receive a code for 5% off in our tasting room or online store + Recognition on our customer appreciation page + a Challenge Coin. *

$1000+ | Liquid Courage

Invest $1,000+ and receive a code for 5% off in our tasting room or online store + Recognition on our customer appreciation page + 4 Skunk Brothers Coasters, 2 Cozies, a Skunk Brothers Patch, and Challenge Coin. *

$2500+ | I Don't Dance

Invest $2,500+ and receive a code for 10% off in our tasting room or online store + Recognition on our customer appreciation page + 4 Skunk Brothers Coasters, 2 Cozies, a Skunk Brothers Patch, Swag Bag, and Challenge Coin*

$5,000+ | Let's Dance!!

Invest $5,000+ and receive a code for 10% off in our tasting room or online store + Recognition on our customer appreciation page + A Skunk Brothers Hat, 4 Skunk Brothers Coasters, 2 Cozies, a Skunk Brothers Patch and Challenge Coin and Swag Bag*

$10,000+ | This Round's on Me!

Invest $10,000+ and receive 5% bonus shares + a code for 10% off in our tasting room or online store + A Skunk Brothers Hat, 4 Skunk Brothers Coasters, 2 Cozies, a Skunk Brothers Patch and Challenge Coin and Swag Bag*

$25,000+ | Shots, shots, shots, shots!!!

Invest $25,000+ and receive 10% bonus shares + A code for 10% off in our tasting room or online store + A Skunk Brothers Hat, 4 Skunk Brothers Coasters, 2 Cozies, a Skunk Brothers Patch and Challenge Coin and Swag Bag*

$50,000+ | Maintaining the perfect Buzz!

Invest $50,000+ and receive 15% bonus shares + A code for 10% off in our tasting room or online store + A Skunk Brothers Hat, 4 Skunk Brothers Coasters, 2 Cozies, a Skunk Brothers Patch and Challenge Coin and Swag Bag*

Note These store discounts will not stack with old ones from the previous raise. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Skunk Brothers will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.00 / share, you will receive 110 shares, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Inter company debt or back payments. Vendor payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Skunk Brothers 2nd Round!

7 days ago

Greetings Investors,

Scott from Skunk Brothers Spirits here! As you may have noticed we have started a second round of Crowd Funding! We are very excited to announce this new campaign and that we have made more shares available for you to purchase. Those of you who have previously invested in Skunk Brothers are being given an **EARLY BIRD BONUS**. If you invest in this first week you will receive 15% more shares when you invest again, or if you invest within the first 2 weeks you will receive 10% more shares.. **Check out the Perks Section for Details.**

Also for those of you who invested in our previous raise the Perk of 25% discount on tasting room and online store items is still in effect. You will receive the higher percentage of any Perk discount you receive as part of your investment. Sorry, they don't stack up on each other...but we figure it's still a darn good discount!

Scott

END OF UPDATES

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Douglas K. 2 INVESTMENTS 3 days ago
Start up engine fixed my issue very fast . And the 15$ was added. Thank you .
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Gregory G. 3 INVESTMENTS 5 days ago
I'm excited and proud to be a investor! Looking forward to actually meeting everyone this next year.
0

Douglas K. 2 INVESTMENTS 6 days ago
So I just did a 2nd investment. And I'm not to sure the extra 15% was added. And startup engine charged me 275$ for a 10% thing I did not want
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john d. 3 INVESTMENTS 7 days ago
Skunk Brothers is an asset for the Columbia River Gorge. What the firm is doing for the area is much appreciated.
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Melissa D. 4 INVESTMENTS 8 days ago
I have the same question as Nicholas K...
Is this 10% off for the duration of our ownership?

Also, are you shipping across the US?
0 View 1 reply

Nicholas K. 20 INVESTMENTS 8 days ago
Much appreciation and respect to your family for the service and commitment to our great country. Is the 10% off at the tap room and online store a lifetime benefit as long as the investor owns the qualifying shares?
0 View 1 reply

MICHAEL N. 2 INVESTMENTS 8 days ago
Great folks!
0 View 1 reply

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hi, I'm Scott Donoho with Skunk Brothers Spirits. This is our distillery and this is our campaign video. We've been in business for five years and we're a family-owned veteran operation. My granddad was a moonshiner and as we got going, I was like I'm going to make real moonshine. We have a lot of fun. We have our hillbilly engineering crew so whenever we need something, we're always scrounging finding equipment and whatever to make it all work.

Hi, I'm Matt Brines and I'm the head distiller here at Skunk Brothers Spirits. My uncles both started this business five years ago and this is our crowdfunding video. We make a really nice apple pie, traditional style. It’s apple brandy. It's local honey. It's local apples. We don't add anything weird to our whiskeys. It’s liquor, simple syrup, natural fruit. There's a lot of fruit grown here in the Columbia Gorge. We talked to those fruit growers.

Hi, I’m Jamie Donoho with Skunk Brothers Spirits and I do the design and marketing side of Skunk Brothers. We're trying to get our production up a level to where we're getting our stuff out to a wider area.

I'm Skunk from Skunk Brothers Spirits. I'd like to introduce you to my family. This is my son, Scott and this is my grandson Matt. They are kind of the key to Skunk Brothers and we would all like to invite you to our family. All this stemmed from my dad liked to make moonshine and my mother liked to drink it. So, we named the stills Archie and Earla after them.

I had heard a lot of stories about him being a moonshiner and I always thought that stuff that was great. This was back in the days of Dukes of Hazzard so you know I got really excited about making whiskey. I always wanted to try it.

Alright folks! So, we brought you out to check out the operation. We've shown you around the distillery and we're hoping you actually come out to Stevenson Washington and check us out.

Your investment is actually going to help us with bringing on personnel and new equipment so we can streamline our operation and compete on a larger scale. There's a lot of other things, like marketing?

Yeah, we definitely could use some help increasing our marketing and bringing our brand and our craft to higher level markets that we can compete in. We've got a great product and we hope you all get a chance to try it and enjoy it because we work really hard on it. That's what we're hoping for. So not only come in to you know, invest, but become part of the family. Thank you.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

AMENDED AND RESTATED BYLAWS
OF
SKUNK BROTHERS SPIRITS, INC.

ARTICLE 1
PRINCIPAL OFFICE

The principal office of the corporation shall be located at 40 SW Cascade Avenue, Suite 45, Stevenson, Washington 98648-6284, unless otherwise designated by the Board of Directors of the corporation ("Board"). The corporation may have offices and places of business at such other places within and without the state of Washington as determined by the Board.

ARTICLE 2
SHAREHOLDERS

2.1 **Annual Meeting.** A meeting of the shareholders shall be held at the principal office of the corporation on the first Monday of May of each year, at a time and place determined by the Board, for the purpose of electing directors and for the transaction of any other business authorized to be transacted by the shareholders. If the annual meeting is omitted by oversight or otherwise, a special meeting may be called in lieu of the annual meeting, and business transacted or elections held at such meeting shall be of the same force and effect as if transacted or held at the annual meeting. Such special meeting shall be called in the same manner as provided herein for calling any special meeting of the shareholders.

2.2 **Special Meetings.** Special meetings of the shareholders may be called by the Board, the president, or shareholders holding at least ten percent (10%) of the shares entitled to vote on any issue proposed to be considered at the proposed special meeting. If such shareholders call a special meeting, the shareholders calling the meeting shall sign, date, and deliver to the corporation's secretary one or more written demands for the meeting describing the purpose or purposes for which it is to be held. The record date for determining shareholders entitled to demand a special meeting is the date the first shareholder signs the demand. Only business within the purpose or purposes described in the meeting notice provided pursuant to Section 2.4 may be conducted at a special meeting of the shareholders.

2.3 **Place of Meetings.** Meetings of the shareholders shall be held at the corporation's principal office or at any other place within or without the state of Washington as may be designated by the Board.

2.4 **Notice of Annual or Special Meetings.** The corporation shall send written notice to shareholders entitled to vote of the date, time, and place of each annual and special shareholders' meeting, and, in the case of a special meeting, the notice shall include a description of the purpose or purposes for which the meeting is called. Such notice shall be given no fewer than ten (10) days nor more than sixty (60) days before the meeting date. Notice of a meeting will be deemed effective upon deposit in the United States mail if it is mailed postpaid and is correctly addressed to the shareholder's address shown in the corporation's record of shareholders. If an annual or special shareholders' meeting is adjourned to a different date, time, or place, notice need not be given of the new date, time or place if the new date, time, or place is announced at the meeting before adjournment.

2.5 **Fixing of Record Date.** The Board may fix a future date as the record date to determine the shareholders entitled to notice of a shareholders' meeting, to demand a special meeting, to vote, to take any other action, or to receive payment of any share or cash dividend or other distribution. This record date may not be more than seventy (70) days before the meeting of shareholders or more than ten (10) days before the meeting or action requiring a determination of shareholders. The record date for any meeting, vote, or other action of the shareholders will be the same for all voting groups. If not otherwise fixed by the Board, the record date to determine shareholders entitled to notice of and to vote at an annual or a special shareholders' meeting is the close of business on the day before the notice is first mailed or otherwise transmitted for delivery to shareholders. If not otherwise fixed by the Board, the record date to determine shareholders entitled to receive payment of any share or cash dividend or other distribution is the close of business on the day that the Board authorizes the share, cash dividend, or other distribution.

2.6 **Quorum.** At any meeting of the shareholders, a majority of the shares entitled to be cast on the matter in person or by proxy shall constitute a quorum for action on that matter. Action taken at a meeting at which a quorum is not present shall be void and of no effect unless consented to in writing by all other shareholders. A majority of votes represented at the meeting, whether or not a quorum, may adjourn the meeting from time to time to a different time and place without further notice to any shareholder of any adjournment, except that notice is required if a new record date is or must be set for the adjourned meeting. At an adjourned meeting at which a quorum is present, any business may be transacted that might have been transacted at the meeting originally held. A new record date must be set if the meeting is adjourned to a date more than one hundred twenty (120) days after the date fixed for the original meeting.

2.7 **Voting.** At each meeting of the shareholders, every outstanding voting share is entitled to one vote on each matter voted on at a shareholders' meeting. If a quorum exists, action on a matter, other than the election of directors and extraordinary acts, is approved if the votes cast favoring the action exceed votes opposing the action. Unless otherwise provided in the Articles of Incorporation, directors shall be elected by a vote of 70% of the shares entitled to vote in the election at a meeting at which a quorum is present.

2.8 **Action by Shareholders Without a Meeting.** Any action required or permitted to be taken at a shareholders' meeting may be taken without a meeting if the action is taken by all the shareholders entitled to vote on the action. The action must be evidenced by one or more written consents, describing the action taken, signed by all of the shareholders entitled to vote on the action and delivered to the corporation for inclusion in the minutes or filing with the corporate records. Shareholder action taken by written consent is effective when the last shareholder signs the consent unless the consent specifies an earlier or later effective date. Such consent shall have the same force and effect as a unanimous vote of the shareholders.

2.9 **Meeting Participation by Telephone.** Unless otherwise restricted by the Articles of Incorporation, the Bylaws, or by law, shareholders may participate in a shareholder meeting by, or conduct the meeting through, use of any means of communication by which all shareholders participating may simultaneously hear each other during the meeting, except that no meeting for which a written notice is sent to shareholders may be conducted by this means unless the notice states that participation in this manner is permitted and describes how any shareholder desiring to participate in this manner may notify the corporation. Participation in a meeting by this means constitutes presence in person at the meeting.

2.10 **Waiver of Notice.** A shareholder may waive any notice required by law or these Bylaws before or after the date and time of the meeting that is the subject of such notice. The waiver must be in writing, signed by the shareholder entitled to the notice, and delivered to the corporation for inclusion in the minutes or filing with the corporate records. A shareholder may waive notice by attendance at a meeting. A shareholder's attendance at a meeting waives objection to (a) lack of notice or defective notice of the meeting, unless the shareholder at the beginning of the meeting objects to holding the meeting or transacting business at the meeting, and (b) consideration of a particular matter at the meeting that is not within the purposes described in the meeting notice, unless the shareholder objects to considering the matter when it is presented.

2.11 **Proxies.** A shareholder may vote the shareholder's shares in person or by proxy. A shareholder may appoint a proxy to vote or otherwise act for the shareholder by signing a proxy form, either personally or by the shareholder's attorney-in-fact or agent. An appointment of a proxy is effective when received by the secretary or other officer or agent of the corporation authorized to tabulate votes. An appointment is valid for eleven (11) months, unless a longer period is expressly provided for in the proxy form.

ARTICLE 3
BOARD OF DIRECTORS

3.1 **Number of Directors, Tenure.** The business and affairs of the corporation shall be managed under the direction of the Board. The Board shall consist of not more than three (3) members nor less than one (1) member, the number within such range to be set by the Board. Directors shall be elected at each annual meeting of the shareholders. Each director shall hold office until the election and qualification of his or her successor. If for any cause the directors are not elected at an annual meeting, they may be elected at a special meeting of the shareholders called for that purpose in the manner provided by these Bylaws. Directors need not be residents of the state of Washington. In addition to the powers and authority expressly conferred upon it by these Bylaws and the Articles of Incorporation, the Board may exercise all powers of the corporation and may do all lawful acts that are not by statute, the Articles of Incorporation, or these Bylaws directed or required to be exercised or done by the shareholders.

3.2 **Meetings of the Board of Directors.** Immediately after each annual shareholders' meeting, the newly elected director(s) shall meet for the purposes of organization, appointment of officers, and the transaction of other business. No prior notice of such meeting shall be required. Other regular meetings of the Board may be held without notice at such times and places as the directors may determine. Special meetings of the director(s) may be called by the president, and must be called by the president upon request in writing of at least one member of the Board.

3.3 **Notice of Special Meetings.** Special meetings of the Board must be preceded by at least two (2) days' written notice of the date, time, and place of the meeting. The notice may be communicated by electronic mail, other form of wire or wireless communication, mail, or private carrier. The notice need not describe the purpose of the special meeting.

3.4 **Waiver of Notice.** A director may waive any notice required by law or these Bylaws before or after the date and time of the meeting that is the subject of such notice. The waiver must be in writing, signed by the director entitled to the notice, and delivered to the corporation for inclusion in the minutes or filing with the corporate records. A director's attendance at or participation in a meeting waives any required notice to the director of the meeting unless the director at the beginning of the meeting, or promptly upon the director's arrival, objects to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to action taken at the meeting.

3.5 **Quorum.** A quorum of the Board consists of a majority of the number of directors fixed in accordance with Section 3.1 of these Bylaws. If less than a quorum is present at a meeting, a majority of the directors present may adjourn the meeting from time to time without further notice.

3.6 **Voting.** At each meeting of the Board, the affirmative vote of a majority of the directors present at the meeting at which a quorum is present is that of the Board unless these Bylaws require the vote of a greater number of directors.

3.7 **Action Without a Meeting.** Any action required or permitted to be taken at a Board meeting may be taken without a meeting if the action is taken by all directors. The action must be evidenced by one or more written consents describing the action taken, signed by each director either before or after the action is taken, and delivered to the corporation for inclusion in the minutes or filing with the corporate records. The action will be effective when the last director signs the consent unless the consent specifies an earlier or a later effective date.

3.8 **Meeting by Conference Telephone or Similar Communications Equipment.** Members of the Board may participate in any meeting by, or conduct the meeting through the use of, any means of communication by which all directors participating can hear each other during the meeting. A director participating in a meeting by this means is deemed to be present in person at the meeting

3.9 **Presumption of Assent.** A director who is present at a meeting of the Board when action is taken is deemed to have assented to the action taken unless: (a) the director objects at the beginning of the meeting, or promptly upon the director's arrival, to holding it or transacting business at the meeting; (b) the director's dissent or abstention from the action taken is entered in the minutes of the meeting; or (c) the director delivers written notice of the director's dissent or abstention to the presiding officer of the meeting before its adjournment or to the corporation within a reasonable time after adjournment of the meeting. The right of dissent or abstention is not available to a director who votes in favor of the action taken.

3.10 **Compensation.** The Board may fix the compensation of directors, but is not required to set any compensation for directors.

3.11 **Committees.** The Board may create one or more committees and appoint members of the Board to serve on them. Each committee shall have at least two (2) members who are directors. Creation of a committee and appointment of members to it shall be approved by a majority of all the directors in office when the action is taken. Any such committee shall have and may exercise such authority as authorized by the Board in the management of the corporation except to the extent such delegation of authority is prohibited by law.

3.12 **Removal.** The shareholders may remove one or more directors with or without cause; provided, however, a director may be removed only if the number of votes cast to remove the director exceeds the number of votes cast not to remove the director. A director may be removed by the shareholders only at a special meeting called for the purpose of removing the director and the meeting notice must state that the purpose, or one of the purposes, of the meeting is the removal of the director.

3.13 **Resignation.** A director may resign at any time by delivering written notice to the Board, its chairperson, the president, or secretary. A resignation is effective when notice is delivered, unless the notice specifies a later effective date. The acceptance of such resignation by the Board shall not be necessary to make it effective.

3.14 **Vacancies.** Any vacancy on the Board, including a vacancy resulting from an increase in the number of directors, may be filled by the shareholders, the Board, the remaining directors if less than a quorum (by the vote of a majority thereof), or by a sole remaining director. Any vacancy not filled by the directors will be filled by election at an annual meeting or special meeting of shareholders called for that purpose. A vacancy that will occur at a specified later date, by reason of a resignation or otherwise, may be filled before the vacancy occurs but the new director may not take office until the vacancy occurs.

ARTICLE 4
DIRECTOR CONFLICT OF INTEREST

4.1 **Transactions with Directors.** A transaction in which a director has a direct or indirect interest (a "conflict-of-interest transaction") will be valid notwithstanding the director's interest in the transaction if (a) the material facts of the transaction and the director's interest are disclosed or known to the Board (or a committee thereof) and it authorizes, approves, or ratifies the transaction by a vote or consent sufficient for the purpose without counting the votes or consents of directors with a direct or indirect interest in the transaction, (b) the material facts of the transaction and the director's interest are disclosed or known to shareholders entitled to vote and they authorize, approve, or ratify the transaction by a majority vote, or (c) the transaction is fair to the corporation.

4.2 **Indirect Interest.** A director has an indirect interest in a transaction if (a) another entity in which the director has a material financial interest or in which the director is a general partner is a party to the transaction, or (b) another entity of which the director is a director, officer, or trustee is a party to the transaction and the transaction is or should be considered by the Board.

4.3 **Board Approval.** A conflict-of-interest transaction may be authorized, approved, or ratified if it receives the affirmative vote of a majority of directors on the Board (or a committee thereof) who have no direct or indirect interest in the conflict-of-interest transaction; however, such a transaction may not be authorized, approved, or ratified by a single director. If a majority of such directors votes to authorize, approve, or ratify the conflict-of-interest transaction, a quorum will be deemed present for the purpose of taking action.

4.4 **Shareholder Approval.** A conflict-of-interest transaction may be authorized, approved, or ratified by a majority vote of shareholders entitled to vote thereon. Shares owned by or voted under the control of a director who has a direct or indirect interest in the conflict-of-interest transaction are entitled to vote with respect to such transaction. A majority of the shares, whether or not present, that are entitled to be counted in a vote on the conflict-of-interest transaction will constitute a quorum for the purpose of authorizing, approving, or ratifying the conflict-of-interest transaction.

ARTICLE 5
OFFICERS

5.1 **Officers Designated.** The officers of the corporation shall be a president, a vice president, a secretary, and a treasurer, who shall be appointed by the Board. The Board may appoint additional officers or assistant officers as necessary from time to time, including one or more vice presidents. If not appointed by the Board, the president may appoint additional officers or assistant officers from time to time. Any two or more offices may be held by the same person.

5.2 **Term of Office.** Except as herein provided, each officer shall hold office from the date of his or her appointment until the next annual meeting of the Board and until his or her successor shall have been duly appointed and qualified.

5.3 **Powers and Duties.**

5.3.1 **President.** The president shall be the chief executive officer of the corporation, and subject to the direction and control of the Board shall have general charge and supervision over its property, business and affairs. The president shall, unless the chairperson of the Board has been elected and is present, preside at meetings of the shareholders and Board. The president shall sign all stock certificates and written contracts of the corporation, shall appoint and discharge all agents and employees, subject to the right of the Board to remove or discharge the same and shall perform all such other duties as are incident to his or her office or as may be required of him or her by the Board.

5.3.2 **Vice President.** In the absence of the president or his or her inability to act, the vice-president shall act in his or her place and stead and shall have all the powers and authority of the president, except as limited by resolution of the Board of Directors.

5.3.3 **Secretary**. The secretary shall: (a) keep the minutes of the shareholder and Board meetings in one or more books provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of these Bylaws or as required by law; (c) be custodian of the corporate records and authenticate the records of the corporation as may be required; (d) keep a register of the names and business addresses of each shareholder, director, and officer which shall be furnished to the secretary by such shareholders, directors, and, officers; (e) sign with the president certificates for shares of the corporation, the issuance of which shall have been authorized by resolution of the Board; (f) have general charge of the stock transfer book for the corporation; and (g) in general perform all duties incident to the office of secretary and such other duties as from time to time may be assigned to him or her by the president or by the Board.

5.3.4 **Treasurer.** If required by the Board, the treasurer shall give a bond for the faithful discharge of his or her duties in such sum and with such surety or sureties as the Board may determine. He or she shall have charge and custody of and be responsible for all funds and securities of the corporation; receive and give receipts for money due and payable to the corporation from any source whatsoever, and deposit all such monies in the name of the corporation in such banks, trust companies and other depositories as shall be selected in accordance with the provisions of these Bylaws and in general perform all of the duties incident to the office of treasurer and such other duties as from time to time may be assigned to him or her by the president or by the Board.

5.4 **Absence or Inability to Act.** In the case of absence or inability to act of any officer of the corporation and of any person herein authorized to act in such officer's place, the Board may from time to time delegate the powers or duties of such officer to any other officer, or any director or other person whom it may select.

5.5 **Removal.** The Board may, at any time with or without cause, remove any officer. An officer's removal does not affect the officer's contract rights, if any.

5.6 **Resignation.** Any officer may resign at any time by delivering written notice to the corporation. A resignation is effective when the notice is delivered unless the notice specifies a later effective date. Unless otherwise specified, the acceptance of such resignation shall not be necessary to make it effective. An officer's resignation does not affect the corporation's contract rights, if any, with the officer.

5.7 **Vacancies.** The Board shall fill any office that becomes vacant with a successor, who shall hold office for the unexpired term and until his or her successor is duly elected and qualified.

5.8 **Compensation.** The Board shall have the sole discretion to determine whether or not the officers shall receive compensation and if the determination is made to provide compensation, such compensation shall be fixed from time to time by the Board. No officer shall be prevented from receiving such compensation by reason of the fact that he or she is already also a director and/or employee of the corporation. The fact that any officer is a director shall not preclude him or her from receiving compensation or from voting for a resolution setting the compensation for his or her office.

ARTICLE 6
STOCK

6.1 Shares of Stock. Shares of stock of the corporation may be certificated or uncertificated, as provided under the Washington Business Corporation Act (the "Act"). If shares are certificated, each share certificate shall state on its face the name of the corporation and that it was organized under the laws of the state of Washington, the name of the person to whom the shares are issued, and the number of shares the certificate represents. Each share certificate shall be signed by the president and secretary of the corporation and may bear the corporate seal. If the corporation issues shares of stock without certificates, within a reasonable time after the issuance or transfer of uncertificated stock, the corporation shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates. There shall be no differences in the rights and obligations of shareholders based on whether or not their shares are represented by certificates. A record shall be kept of the names of the individuals or entities owning stock of the corporation, the number of shares held by such individuals and entities, the respective dates of issuance, and in case of cancelation, the respective dates of cancelation. Every share of stock surrendered to the corporation for exchange or transfer shall be canceled and neither a new certificate or certificates nor uncertificated shares of stock shall be issued in exchange thereof until such stock is so canceled, except in cases provided for in Section 4 of this Article 6. When the Board has made a good faith determination that the consideration received for the issued shares is adequate and the corporation has received the consideration, the shares issued therefor are fully paid and nonassessable.

6.2 Transfers of Stock. Transfers of shares of the stock of the corporation shall be made on the books of the corporation only by the registered holder thereof, or by his or her attorney authorized by power of attorney duly executed and filed with the secretary of the corporation, or with a transfer clerk or a transfer agent appointed as set forth in Section 6.3 of this Article 6. In the case of certificated shares, surrender of the certificate or certificates for such shares properly endorsed shall be required, or in the case of uncertificated shares of stock, compliance with appropriate procedures for transferring shares in uncertificated form must be followed. The person in whose name shares of stock stand on the books of the corporation shall be deemed the owner thereof for all purposes as regards the corporation.

6.3 Rules and Regulations. The Board may make such rules and regulations as it deems expedient, not inconsistent with these Bylaws, concerning the issue, transfer, and registration of shares of stock of the corporation. The secretary of the corporation shall be the transfer agent and registrar to record the issuance, transfer, and cancelation of shares on the books of the corporation and the Board may appoint or authorize any other officer or officers as transfer clerks, any of whom may be employees of the corporation, or one or more transfer agents and one or more registrars.

6.4 Lost, Destroyed and Mutilated Certificates. The owner of certificated shares of stock of the corporation shall immediately notify the corporation of any loss, destruction, or mutilation of the certificate therefor, and the corporation may issue a new certificate of stock or uncertificated shares of stock in the place of any certificate theretofore issued by it, alleged to have been lost or destroyed. The Board may, in its discretion, require the owner of the lost or destroyed certificate, or his or her legal representative, to give the corporation an affidavit and indemnity, agreeing to indemnify the corporation against any claim that may be made against it on account of the alleged loss or destruction of any such certificate, or the issuance of such new certificate or uncertificated shares of stock.

6.5 Stock Endorsement. All share certificates of the corporation shall contain the following legend:

> THE SHARES BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER UNITED STATES FEDERAL OR STATE SECURITIES LAWS AND MAY NOT BE OFFERED FOR SALE, SOLD, PLEDGED (EXCEPT A PLEDGE PURSUANT TO THE TERMS OF WHICH ANY OFFER OR SALE UPON FORECLOSURE WOULD BE MADE IN A MANNER THAT WOULD NOT VIOLATE THE REGISTRATION PROVISIONS OF UNITED STATES FEDERAL OR STATE SECURITIES LAWS), OR OTHERWISE TRANSFERRED ON THE BOOKS OF THE CORPORATION, WITHOUT REGISTRATION OF SUCH SECURITIES UNDER ALL APPLICABLE UNITED STATES FEDERAL AND STATE SECURITIES LAWS

OR COMPLIANCE WITH AN APPLICABLE EXEMPTION THEREFROM, SUCH COMPLIANCE, AT THE OPTION OF THE CORPORATION, TO BE EVIDENCED BY AN OPINION OF SHAREHOLDER'S COUNSEL, IN FORM ACCEPTABLE TO THE CORPORATION, THAT NO VIOLATION OF SUCH REGISTRATION PROVISIONS WOULD RESULT FROM ANY PROPOSED OFFER FOR SALE, SALE PLEDGE OR OTHER TRANSFER.

If the corporation and its shareholders enter into an agreement restricting the transfer of stock, all certificates of the corporation shall include an additional legend as follows:

SALE, TRANSFER, PLEDGE, OR ANY OTHER DISPOSITION OF THE SHARES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO AND RESTRICTED BY THE TERMS OF THE BUY-SELL AGREEMENT DATED _____________, AS MAY BE AMENDED, BETWEEN THE CORPORATION AND ITS SHAREHOLDERS, OF WHICH THE REGISTERED HOLDER IS A PARTY. A COPY OF THIS AGREEMENT IS AVAILABLE AT THE OFFICE OF THE CORPORATION. THE SHARES REPRESENTED BY THIS CERTIFICATE MAY BE SOLD, TRANSFERRED, PLEDGED, OR OTHERWISE DISPOSED OF ONLY UPON COMPLIANCE WITH SUCH AGREEMENT.

ARTICLE 7
AMENDMENT OR RESTATEMENT OF ARTICLES OF INCORPORATION

The corporation may amend or restate its Articles of Incorporation at any time to add or change any provision required or permitted in the Articles of Incorporation or to delete a provision not required in the Articles of Incorporation. The amendment must be approved by the affirmative vote of the holders of two-thirds (2/3) of the outstanding shares entitled to vote thereon. Shareholders of the corporation do not have a vested property right resulting from any provision in the Articles of Incorporation.

ARTICLE 8
AMENDMENT OF BYLAWS

The Bylaws may be amended or repealed and new Bylaws may be adopted by the shareholders or the Board, and if amended by the Board, are subject to repeal or change by action of the shareholders.

ARTICLE 9
CONTRACTS, CHECKS, AND NOTES

9.1 **Contracts and Loans.** Except as otherwise provided by applicable law, the Board may authorize any officer or agent to execute and deliver any contract or other instrument in the name of and on behalf of the corporation. Authority relating to contracts and loans may be general or confined to specific instances.

9.2 **Checks and Notes.** Checks, notes and similar instruments of the corporation shall be signed, and checks, notes, drafts, bills of exchange and orders for the payment of money only shall be endorsed for collection or deposit by those officers authorized and designated by the Board.

9.3 **Depositories.** The funds of the corporation shall be deposited in such bank or trust company as may be determined from time to time by the Board.

ARTICLE 10
LIMITATION OF LIABILITY; INDEMNIFICATION

10.1 **Limitation of Liability.** The liability of the Directors and Shareholders of the Company shall be eliminated to the fullest extent possible under the Act, as it exists on the date hereof or may hereafter be amended. If the Act is amended to authorize the further elimination or limitation of liability of members, then the liability of a member of the Company shall be eliminated or limited to the fullest extent permitted by the Act, as so amended.

10.2 **Indemnification of Directors.** The corporation may indemnify an individual made a party to a proceeding because the individual is or was a director against liability incurred in the proceeding if:

10.2.1 The conduct of the individual was in good faith;

10.2.2 The individual reasonably believed that the individual's conduct was in the best interests of the corporation, or at least not opposed to its best interests; and

10.2.3 In the case of any criminal proceeding, the individual had no reasonable cause to believe the individual's conduct was unlawful.

The termination of a proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent is not, of itself, determinative that the director did not meet the standard of conduct.

The corporation may not indemnify a director under the following circumstances:

10.2.4 In connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or

10.2.5 In connection with a proceeding that charged the director with and adjudged the director liable for receiving a personal benefit.

Indemnification in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding.

10.3 **Mandatory Indemnification.** The corporation shall indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the director was a party because of being a director of the corporation against reasonable expenses incurred by the director in connection with the proceeding.

10.4 **Advances for Expenses.** The corporation may pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding in advance of final disposition of the proceeding if:

10.4.1 The director furnishes the corporation a written affirmation of the director's good faith belief that the director has met the standard of conduct described in RCW 23B.08.510; and

10.4.2 The director furnishes the corporation a written undertaking, executed personally or on the director's behalf, to repay the advance if it is ultimately determined that the director did not meet the standard of conduct.

The undertaking required by this Section 10.3 must be an unlimited general obligation of the director but need not be secured and may be accepted without reference to financial ability to make repayment.

10.5 **Determination and Authorization of Indemnification**. The corporation may not indemnify a director under Section 10.1 unless authorized in the specific case after a determination has been made that indemnification of the director is permissible in the circumstances because the director has met the standard of conduct set forth in Section 10.1.

A determination that indemnification of a director is permissible shall be made:

10.5.1 By the Board by majority vote of a quorum consisting of directors not at the time parties to the proceeding;

10.5.2 If a quorum of the Board cannot be obtained under Section 10.4.1, by a majority vote of a committee duly designated by the Board consisting solely of two (2) or more directors not at the time parties to the proceeding. However, directors who are parties to the proceeding may participate in designation of the committee;

10.5.3 By special legal counsel selected by the Board or its committee in the manner prescribed in Sections 10.4.1 or 10.4.2 or, if a quorum of the Board cannot be obtained under Section 10.4.1 of this subsection and a committee cannot be designated under Section 10.4.2 of this subsection, the special legal counsel shall be selected by majority vote of the full Board, including directors who are parties to the proceeding; or

10.5.4 By the shareholders.

Authorization of indemnification and evaluation as to reasonableness of expenses shall be made in the same manner as the determination that indemnification is permissible, except that if the determination is made by special legal counsel, authorization of indemnification and evaluation as to reasonableness of expenses shall be made by those entitled under Section 10.4.3 of this section to select counsel.

10.6 **Indemnification of Officers, Employees, and Agents.** An officer of the corporation is entitled to mandatory indemnification under Section 10.2 in each case to the same extent as a director. The corporation may indemnify and advance expenses to an officer, employee or agent of the corporation to the same extent as to a director.

10.7 **Insurance.** The corporation may purchase and maintain insurance on behalf of an individual against liability asserted against or incurred by the individual who is or was a director, officer, employee, or agent of the corporation or who, while a director, officer, employee, or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise. The corporation may purchase and maintain the insurance even if the corporation has no power to indemnify the individual against the same liability.

10.8 **Indemnification Provisions Not Exclusive**. The provisions for indemnification and advancement of expenses of this Article 10 shall not be deemed exclusive of any other rights to which directors, officers, employees, or agents of the corporation may be entitled under the corporation's Articles of Incorporation, any agreement, general or specific action of the corporation, Board, vote or shareholders or otherwise, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

ARTICLE 11
FISCAL YEAR

The fiscal year of the corporation shall be set forth by resolution of the Board.

ARTICLE 12
BOOKS AND RECORDS

12.1 **Maintenance of Corporate Records.** The corporation shall keep the corporation's minute books and all other official records of all meetings at its registered office or principal place of business. The corporation shall keep all minutes and records in written form, or in a form which may be easily converted to written form. The corporation shall maintain in its records the following items:

12.1.1 The Articles of Incorporation or restated Articles of Incorporation and all amendments to the Articles of Incorporation;

12.1.2 The current Bylaws or restated Bylaws and all amendments to the Bylaws;

12.1.3 Resolutions adopted by the Board creating one or more classes or series of shares and fixing their relative rights, preferences, and limitations, if shares issued pursuant to those resolutions are outstanding;

12.1.4 The minutes of all shareholders' meetings and records of all actions taken by the shareholders without a meeting for the past three (3) years;

12.1.5 All written communications made to the shareholders within the last three (3) years;

12.1.6 A register of names and business addresses of each current director and officer; and

12.1.7 The most recent annual report delivered to the Washington Secretary of State.

12.2 **Inspection of Corporate Records.** Subject to the right of the corporation to impose a reasonable charge for costs, labor, and materials, a shareholder may inspect and copy, during regular business hours at the corporation's principal office, any of the records of the corporation described in Section 12.1 if the shareholder gives the corporation written notice of the shareholder's demand at least five (5) business days before the date on which the shareholder wishes to inspect and copy the records.

12.3 **Inspection of Other Records.** Subject to the right of the corporation to impose a reasonable charge for costs, labor, and materials, a shareholder of the corporation is entitled to inspect and copy, during regular business hours at a reasonable location specified by the corporation, any of the following records of the corporation if the shareholder gives the corporation written notice of the shareholder's demand at least five (5) business days before the date on which the shareholder wishes to inspect and copy, the shareholder's demand is made in good faith and for a proper purpose, the shareholder describes with reasonable particularity the shareholder's purpose and the records the shareholder desires to inspect, and the records are directly connected with the shareholder's purpose: (a) excerpts from minutes of any meeting of the Board, records of any action of a committee of the Board while acting in place of the Board on behalf of the corporation, minutes of any meeting of the shareholders, and records of action taken by the shareholders or the Board without a meeting, to the extent not subject to inspection under Section 12.2; (b) accounting records of the corporation, including tax returns; and (c) the record of shareholders.

ADOPTED by action of the Board and Shareholders on September 1, 2019.

Scott Donoho, President

ATTEST:

Scott Donoho, Secretary